Exhibit 99.1

NEWS RELEASE

OLYMPUS MANAGEMENT EXERCISE OF OPTIONS NETS CDN$2.3 MILLION

Toronto, December 15, 2009 – Olympus Pacific Minerals Inc. (TSX: OYM, OTCBB: OLYMF, and Frankfurt: OP6) (the "Company" or "Olympus") Mr. David Seton, Chairman, and Chief Executive Officer of Olympus, is pleased to report that Company officers have agreed to exercise 18,982,248 options in the Company for net proceeds of Cdn$2.3 M to Olympus’ account.

The capital infusion from the transaction will assist the Company to purchase the necessary equipment to maintain the fourth quarter 2010 commissioning schedule of its second gold processing plant at Phuoc Son in central Vietnam. Completion of the new facility at the Company’s second operating mine is expected to see the company producing at an annualized rate of 80,000 oz by the end of the fourth quarter 2010.

Management option holders sold 9,491,124 shares to enable 18,982,248 options to be exercised.  Mr. Seton said, " Management’s intention to hold the remaining shares increasing their ownership in Olympus reflects the confidence they have  regarding the direction taken by the Company."

Olympus is positioned to further expand gold production in Vietnam from its core properties. The Company is currently producing at an annualized rate of 40,000 oz.

OLYMPUS PACIFIC MINERALS INC.

David A. Seton
Chairman and Chief Executive Officer

For further information contact:

James W. Hamilton,
Vice-President, Investor Relations
T: (416) 572-2525 or TF: 1-888-902-5522
F: (416) 572-4202

OLYMPUS FOFI DISCLAIMER

Certain of the statements made and information contained herein is “Forward-looking information”within the meaning of the Ontario Securities Act, including statements concerning our plans at our Vietnamese mineral projects, which involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Forward-looking information is the subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, failure to establish estimated resources or to convert resources to mineable reserves; the grade and recovery of ore which is mined varying from estimates; capital and operating costs varying significantly from estimates; delays in obtaining or failure to obtain required governmental, environmental, or other project approvals; changes in national and local government legislation or regulations regarding environmental factors, royalties, taxation or foreign investment; political or economic instability; terrorism; inflation; changes in currency exchange rates; fluctuations in commodity prices; delays in the development of projects; shortage of personnel with the requisite knowledge and skills to design and execute exploration and development programs; difficulties in arranging contracts for drilling and other exploration and development services; dependency on equity market financings to fund programs and maintain and develop mineral properties; risks associated with title to resource properties due to the difficulties of determining the validity of certain claims and other risks and uncertainties, including those described in each management discussion and analysis. In addition, forward-looking information is based on various assumptions including, without limitation, the expectations and beliefs of management; the assumed long-term price of gold; the availability of permits and surface rights; access to financing, equipment and labour and that the political environment within Vietnam will continue to support the development of environmentally safe mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking information.